Mail Stop 4561

August 17, 2007

Mr. Scott Newman
President, Chief Executive Officer and Chairman
Conversion Services International, Inc.
100 Eagle Rock Ave.
East Hanover, NJ 07936

> **Re:** **Conversion Services International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 001-32623**

Dear Mr. Newman:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

1. Please amend your filing to provide the selected quarterly financial data required by Item 302 of Regulation S-K.

Item 9A. Controls and Procedures

2. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "with the exception of a control deficiency related to lack of certain

internal controls over period-end financial reporting." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. In fact, it appears that you are indicating that your disclosure controls and procedures are effective except to the extent that they are not. Please revise your disclosure in an amended filing to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, you can state, if true, that your disclosure controls and procedures are effective including consideration of the identified matters if you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Alternatively, you can state that your disclosure controls and procedures are not effective due to the identified matters.

Item 15. Exhibits

Exhibit 23.1. Consent of Friedman LLP, Independent Registered Accounting Firm

3.   We note that the consent of your independent registered accounting firm is dated March 29, 2006. Please reflect the appropriate date in your revised filing.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief